FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON  DC  20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2005

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24

500 Bourke Street

MELBOURNE VICTORIA 3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as possible.  Information and documents given to ASX becomes ASX’s property and may be made public.

Name of Entity	NATIONAL AUSTRALIA BANK LIMITED
ABN	12 004 044 937

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the Director for the purposes of section 205G of the Corporations Act.

Name of Director	Robert George ELSTONE
Date of last notice	8 June 2005

Part 1 - Change of Director’s relevant interest in securities

In the case of a trust, this includes interests in the trust made available by the responsibility entity of the trust.

Direct or indirect interest	As shown

Nature of indirect interest (including registered holder Note: provide details of the circumstances giving rise to the relevant interest	As shown

Date of change	13 July 2005

No. of securities held prior to change	2,526

Class	Ordinary

Number acquired	56

Number disposed

Value/consideration Note: If consideration is non-cash, provide details and estimated valuation	$1733.31,

No of securities held after change	2,582

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Dividend Reinvestment Plan

GF NOLAN
Company Secretary
19 July 2005

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as possible.  Information and documents given to ASX becomes ASX’s property and may be made public.

Name of Entity	NATIONAL AUSTRALIA BANK LIMITED
ABN	12 004 044 937

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the Director for the purposes of section 205G of the Corporations Act.

Name of Director	Jillian Shirley SEGAL
Date of last notice	30 June 2004

Part 1 - Change of Director’s relevant interest in securities

n the case of a trust, this includes interests in the trust made available by the responsibility entity of the trust.

Direct or indirect interest	As shown

Nature of indirect interest (including registered holder Note: provide details of the circumstances giving rise to the relevant interest	As shown

Date of change	13 July 2005

No. of securities held prior to change	3,430

Larinay Pty Limited	180 National Income Securities 1,000 Ordinary shares

Class	Ordinary

Number acquired	56

Number disposed

Value/consideration Note: If consideration is non-cash, provide details and estimated valuation	$1,733.31

No of securities held after change	3,486

Larinay Pty Limited	180 National Income Securities 1,000 Ordinary shares

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Dividend Reinvestment Plan

GF NOLAN
Company Secretary
19 July 2005

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as possible.  Information and documents given to ASX becomes ASX’s property and may be made public.

Name of Entity	NATIONAL AUSTRALIA BANK LIMITED
ABN	12 004 044 937

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the Director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter John Benedict DUNCAN
Date of last notice	8 June 2005

Part 1 - Change of Director’s relevant interest in securities

In the case of a trust, this includes interests in the trust made available by the responsibility entity of the trust.

Direct or indirect interest	As shown

Nature of indirect interest (including registered holder Note: provide details of the circumstances giving rise to the relevant interest	As shown

Date of change	13 July 2005

No. of securities held prior to change	10,477

Class	Ordinary

Number acquired	105 94

Number disposed

Value/consideration Note: If consideration is non-cash, provide details and estimated valuation	$3,187.30 $2,909.49

No of securities held after change	10,676

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Retirement Benefits Share Plan – Dividend shares & Dividend Reinvestment Plan

GF NOLAN
Company Secretary
19 July 2005

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as possible.  Information and documents given to ASX becomes ASX’s property and may be made public.

Name of Entity	NATIONAL AUSTRALIA BANK LIMITED
ABN	12 004 044 937

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the Director for the purposes of section 205G of the Corporations Act.

Name of Director	Graham John KRAEHE
Date of last notice	8 June 2004

Part 1 - Change of Director’s relevant interest in securities

In the case of a trust, this includes interests in the trust made available by the responsibility entity of the trust.

Direct or indirect interest	As shown

Nature of indirect interest (including registered holder Note: provide details of the circumstances giving rise to the relevant interest	As shown

Date of change	13 July 2005

No. of securities held prior to change	28,386 2,500 (held in a trust) 670 National Income Securities

Class	Ordinary

Number acquired	280 108

Number disposed

Value/consideration Note: If consideration is non-cash, provide details and estimated valuation	$8,500.80 $3,342.82

No of securities held after change	28,774 2,500 (held in a trust) 670 National Income Securities

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Retirement Benefits Share Plan – Dividend shares & Dividend Reinvestment Plan

GF NOLAN
Company Secretary
18 July 2005

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as possible.  Information and documents given to ASX becomes ASX’s property and may be made public.

Name of Entity	NATIONAL AUSTRALIA BANK LIMITED
ABN	12 004 044 937

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the Director for the purposes of section 205G of the Corporations Act.

Name of Director	Geoffrey Allan TOMLINSON
Date of last notice	8 June 2004

Part 1 - Change of Director’s relevant interest in securities

In the case of a trust, this includes interests in the trust made available by the responsibility entity of the trust.

Direct or indirect interest	As shown

Nature of indirect interest (including registered holder Note: provide details of the circumstances giving rise to the relevant interest	As shown

Date of change	13 July 2005

No. of securities held prior to change	34,422 500 National Income Securities

Class	Ordinary

Number acquired	273 153

Number disposed

Value/consideration Note: If consideration is non-cash, provide details and estimated valuation	$8,288.28 $4,736.66

No of securities held after change	34,848 500 National Income Securities

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Retirement Benefits Share Plan – Dividend shares & Dividend Reinvestment Plan

GF NOLAN
Company Secretary
18 July 2005

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as possible.  Information and documents given to ASX becomes ASX’s property and may be made public.

Name of Entity	NATIONAL AUSTRALIA BANK LIMITED
ABN	12 004 044 937

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the Director for the purposes of section 205G of the Corporations Act.

Name of Director	John Morrison STEWART
Date of last notice	28 February 2005

Part 1 - Change of Director’s relevant interest in securities

In the case of a trust, this includes interests in the trust made available by the responsibility entity of the trust.

Direct or indirect interest	As shown

Nature of indirect interest (including registered holder Note: provide details of the circumstances giving rise to the relevant interest	As shown

Date of change	13 July 2005

No. of securities held prior to change	27,287 Ordinary shares 275,000 executive Share options over 275,000 Ordinary shares 68,750 Performance rights

Class	Ordinary

Number acquired	86

Number disposed

Value/consideration Note: If consideration is non-cash, provide details and estimated valuation	$2,661.87

No of securities held after change	27,373 Ordinary shares 275,000 executive Share options over 275,000 Ordinary shares 68,750 Performance rights

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Dividend Reinvestment Plan

GF NOLAN
Company Secretary
18 July 2005

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as possible.  Information and documents given to ASX becomes ASX’s property and may be made public.

Name of Entity	NATIONAL AUSTRALIA BANK LIMITED
ABN	12 004 044 937

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the Director for the purposes of section 205G of the Corporations Act.

Name of Director	George Malcolm WILLIAMSON
Date of last notice	30 May 2005

Part 1 - Change of Director’s relevant interest in securities

In the case of a trust, this includes interests in the trust made available by the responsibility entity of the trust.

Direct or indirect interest	As shown

Nature of indirect interest (including registered holder Note: provide details of the circumstances giving rise to the relevant interest	As shown

Date of change	13 July 2005

No. of securities held prior to change	5,060

Class	Ordinary

Number acquired	136

Number disposed

Value/consideration Note: If consideration is non-cash, provide details and estimated valuation	$4,209.47

No of securities held after change	5,196

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Dividend Reinvestment Plan

GF NOLAN
Company Secretary
18 July 2005

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

/s/ Garry F Nolan
Date:	19 July 2005	Title:	Company Secretary